Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 7, 2014

Barclays Planned Launch of New Commodity ETN Barclays ETN+ Backwardation Long Short ETN Capture potential returns from both rising and falling commodity prices Barclays Bank PLC (“Barclays”) is pleased to announce that we are now soliciting indications of interest for the planned launch of a new commodity exchange-traded note, the Barclays ETN+ Backwardation Long Short ETN (the “ETN”). The ETN is linked to the performance of the Barclays Backwardation Long Short Total Return Index (the “Index”). The Index provides long-short commodity exposure via a 50% long allocation in the six commodities with the highest degree of backwardation and 50% short allocation in the six commodities with the lowest degree of backwardation. Allocations are chosen once each month. Long Short Investment Approach: Over the past 3 years, commodity price performance has been mixed, with some commodities experiencing large drops while others experiencing gains. To capture commodity returns in this environment, a long short investment approach may be appropriate as returns are driven by both the long and the short allocation. Commodity Curve Slope: The Index recognizes that commodities with constrained inventory supply have tended to outperform commodities with relatively high inventories. The commodity curve slope may be used to assess the current state of inventories for a commodity Historical Performance: The Index has produced positive historical returns every year since it went live in November 2010 while experiencing a maximum drawdown of -9.41%. The Index has historically exhibited low or negative correlation to equities, fixed income and commodity beta making it a potentially useful portfolio diversifier. We are now soliciting indications of interest for investments in the ETN and intend to offer a 0.10% discount to the initial principal amount for those who purchase the ETN from Barclays at launch. ETN preliminary Pricing Supplement

Please join us for a conference call to discuss this strategy

Thursday, February 20, 2014
1:00pm–1:30pm EDT

Dial-in details
Conference ID: 70362445
Operator assisted toll-free dial-in number (US and Canada): +1 800 374 0160

Speakers
Laura Stojcevic – *Investor Solutions*
Siobhan Broadbery – *Commodities Structuring*

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Historical Performance of the Index

Bloomberg Index Ticker (Barclays Backwardation Long Short Index TR)	BCCFBKAT
Live date	23-Nov-10
Index returns since live date	
2011	4.45%
2012	4.36%
2013	7.22%
Correlation since live date	
S&P 500	23.3%
Barclays Aggregate Bond Index	-43.9%
DJ-UBSCI	5.56%

Source: Bloomberg, 11/23/2010–02/04/2014. Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. If you would like to learn more, please reach out to your sales coverage at Barclays. Kind regards, Barclays Asset Allocator Team * The Dow-Jones UBS Commodity Index was designed as a benchmark for investment in the commodity markets and reflects the returns that are potentially available through an unleveraged investment in futures contracts on physical commodities. Selected Risk Considerations An investment in the Barclays ETN+ ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. An investment in the ETNs involves significant risks and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” included in the relevant prospectus. You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon early redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs. Issuer Redemption: Barclays Bank PLC will have the right to redeem the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. Barclays Backwardation Long Short Index Tr (rebased) DJ-UBSCI Commodity TR (rebased)

Automatic Redemption: Barclays Bank PLC will automatically redeem the ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to (but not including) the final valuation date, the closing indicative value is less than the automatic termination trigger level specified in the prospectus. The Backwardation Selection Process: The Backwardation Selection Process may be ineffective for the long portfolio and short portfolio, producing returns that underperform other commodity indices; the index may decrease in price and decrease the value of your ETNs. Furthermore, the Backwardation Selection Process may not effectively measure the degree of backwardation or capture the benefits of this measure. Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events. A Trading Market for the ETNs May Not Develop: Although we plan to apply to list the ETNs on a listing exchange, if our application is approved and to the extent that the ETNs are listed, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we not required to maintain any listing of the ETNs on any listing exchange. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 10,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the relevant pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888 227 2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Barclays Backwardation Long Short Total Return Index is a trademark of Barclays Bank PLC. © 2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission of, their respective owners. NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE CSNY 487594